# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WF HOLDING LIMITED, CIK 0001980210
CUSIP: G9627R107
Title of class of securities: Ordinary Shares, par value $0.00005
Address of issuer's principal executive offices: Lot 3893, Jalan 4D, Kg, Baru Subang, Seksyen U6, Shah Alam, Selangor, Malaysia (N8), 40150
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002068793

## Reporting persons
- LYC Capital Private Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,350,000; shared voting power 0; sole dispositive power 1,350,000; shared dispositive power 0; aggregate amount beneficially owned 1,350,000 (5.4% of the class)
  Comment: The response to Row 11 above is based on 25,190,000 ordinary shares of the Issuer outstanding as of May 15, 2025.
- Yew Chean Lim: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 1,350,000; shared voting power 0; sole dispositive power 1,350,000; shared dispositive power 0; aggregate amount beneficially owned 1,350,000 (5.4% of the class)
  Comment: The number of shares stated above includes 1,350,000 ordinary shares held by LYC Capital Private Limited. The response to Row 11 above is based on 25,190,000 ordinary shares of the Issuer outstanding as of May 15, 2025.
- Chee Hoong Lew: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 0; shared voting power 17,203,320; sole dispositive power 0; shared dispositive power 17,203,320; aggregate amount beneficially owned 17,203,320 (68.3% of the class)
  Comment: The number of shares stated above includes 1,350,000 ordinary shares held by LYC Capital Private Limited and 15,853,320 ordinary shares held by Lew Capital Private Limited. The response to Row 11 above is based on 25,190,000 ordinary shares of the Issuer outstanding as of May 15, 2025.

## Item 1. Issuer
Name of issuer: WF HOLDING LIMITED
Address of issuer's principal executive offices: Lot 3893, Jalan 4D, Kg. Baru Subang, Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by LYC Capital Private Limited ("LYC Capital"), Yew Chean Lim, an individual and Chee Hoong Lew, an individual (each, a "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is Lot 3893, Jalan 4D, Kg. Baru Subang, Seksyen U6, 40150 Shah Alam, Selangor, Malaysia.
Citizenship:
LYC Capital was organized in the British Virgin Islands.

Yew Chean Lim and Chee Hoong Lew are citizens of Malaysia.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
LYC Capital is the record holder of 1,350,000 ordinary shares of the Issuer. Yew Chean Lim is the Sole Director of LYC Capital and has sole voting and investment power over the shares held by it. Yew Chean Lim disclaims beneficial ownership of such shares except to the extent of her pecuniary interest, if any, in such shares.

Yew Chean Lim is the mother of Chee Hoong Lew. Accordingly, Chee Hoong Lew may be deemed to be an indirect beneficial owner of the shares held directly by LYC Capital. Chee Hoong Lew disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any, in such shares.

Chee Hoong Lew may also be deemed to be a beneficial owner of 15,853,320 ordinary shares held directly by Lew Capital Private Limited, a company of which he is a Director and shares voting and dispositive power over the shares held by it. Chee Hoong Lew disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any, in such shares.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Rows 5-8 of the cover page for each Reporting Person
Shared power to vote or to direct the vote: See Rows 5-8 of the cover page for each Reporting Person
Sole power to dispose or to direct the disposition: See Rows 5-8 of the cover page for each Reporting Person
Shared power to dispose or to direct the disposition: See Rows 5-8 of the cover page for each Reporting Person

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- LYC Capital Private Limited: /s/ Yew Chean Lim, Yew Chean Lim, Director (05/19/2025)
- Yew Chean Lim: /s/ Yew Chean Lim, Yew Chean Lim (05/19/2025)
- Chee Hoong Lew: /s/ Chee Hoong Lew, Chee Hoong Lew (05/19/2025)